October 7, 2024

Robert Reffkin
Chairman of the Board of Directors and Chief Executive Officer
Compass, Inc.
110 Fifth Avenue, 4th Floor
New York, NY 10011

       Re: Compass, Inc.
           Definitive Proxy Statement on Schedule 14A
           File No. 001-40291
           Filed April 18, 2024
Dear Robert Reffkin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program